Issuer Free Writing Prospectus
Filed Pursuant to Rule 433(f)
Dated November 13, 2007
Registration No. 333-147123
     Willbros Group, Inc., the issuer, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Investment Bank at 212-821-3400 or Credit Suisse Securities (USA) LLC at 800-221-1037.

     On November 9, 2007, mergermarket limited issued an email alert to its subscribers indicating that ENGlobal would consider a sale in order to add construction services. This alert makes references to Willbros. Other than the statements attributed directly to Ms. Mayeux, Vice President of Finance of Willbros USA who was responding to the unsolicited inquiries of mergermarket, Willbros disclaims the contents of this alert. For clarification, Willbros has entered into a definitive agreement to acquire Oklahoma-based InServ and has not yet consummated the acquisition. Willbros has not entered into any definitive agreement to acquire any other company. Further, reference is made to the prospectus and accompanying prospectus supplement for pro forma information relating to the amount of cash expected to be available assuming Willbros completes its pending public offering of common stock and for information as to the expected use of proceeds of that offering. Willbros also notes that the information set forth in the alert was neither prepared nor reviewed by Willbros in advance of its publication. The text of the mergermarket alert is as follows:
Email Alert:

Headline:	ENGlobal would consider sale to add construction services, CEO says Proprietary Intelligence

Main body:	ENGlobal, the listed Houston-based engineering services provider, would consider a sale in order to add construction service capabilities, said CEO, Bill Coskey.
“We consider a lot of deals all the time,” Coskey said. A transaction could also allow US-focused ENGlobal to expand internationally. “We would only go international through a big merger,” he said.
ENGlobal focuses on engineering services in the US, catered primarily to refiners and petrochemical companies on the Gulf Coast. It is positioned in the larger engineering and construction services (E&C) industry.

A merger with a construction services focused firm like Panama-based Willbros would make sense, Coskey said, because ENGlobal does not have any presence in construction. ENGlobal is a “big E” in the E&C space, while Willbros is a “little E and a big C,” he said. “Our big ‘E’ could merge with a big ‘C.’”
Alternatively, ENGlobal could seek vertical growth by adding new capabilities like upstream, offshore or environmental services. The company currently generates 70% of its revenues from the downstream portion of the energy sector, and 29% from midstream.
The E&C space is highly fragmented, and consolidation is partly being driven by a lack of engineering talent and high turnover rates. Coskey said ENGlobal loses about 10% of its talent from its office and about 30% from employees in the field each year.
Most sellers in the sector with around USD 100m revenue have been fetching between 7X and 8X EBITDA, Coskey said.
Meanwhile, Gay Mayeux, VP of Finance at Willbros, said in an interview that Willbros is growing its Tulsa-based engineering subsidiary, which opened an office in Kansas City this year. The company is always looking at strategic acquisitions, but Mayeux could not comment on ENGlobal specifically.
Willbros last month acquired Texas-based InServ for USD 225m. While Mayeux would not rule out a purchase larger than about USD 87m, which is the amount of cash that will be available to Willbros after its stock sale, she said, “It would be difficult at this point”.
Competitors of ENGlobal, in addition to Willbros in the pipeline and engineering space, include
Missouri-based CB&E Construction Group in engineering, and Houston-based Mustang Engineering, which is owned by UK-based Wood Group.
Listed peers also include Matrix Service Co, CDI Corp, and Tetra Tech, which this news service has reported to be actively seeking acquisitions.
ENGlobal has a current market capitalization of USD 298m.
by Heather West